Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company
Cardiome Pharma Corp.
6190 Agronomy Rd, 6th Floor
Vancouver, BC V6T 1Z3

2.	Date of Material Change
December 11, 2007

3.	News Release
December 11, 2007 - Vancouver, Canada and Deerfield, Illinois, USA

4.	Summary of Material Change
Cardiome Pharma Corp. and its co-development partner Astellas Pharma US, Inc. (“Astellas”) today announced that the Cardiovascular and Renal Drugs Advisory Committee of the U.S. Food and Drug Administration (FDA) has recommended that the FDA approve KYNAPID™, the intravenous formulation of vernakalant hydrochloride, an investigational new drug for rapid conversion of acute atrial fibrillation (AF).

5.	Full Description of Material Change
See attached press release

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not Applicable.

7.	Omitted Information
Not Applicable.

8.	Executive Officer

Name: Title: Phone No.:	Curtis Sikorsky Chief Financial Officer 604-677-6905

9.	Date of Report
December 11, 2007

Per:      “Curtis Sikorsky”
Curtis Sikorsky,
Chief Financial Officer